Filed pursuant to Rule 433
Dated November 12, 2014

Relating to
Pricing Supplement No. 1,721 dated November 12, 2014 to
Registration Statement No. 333-178081

Global Medium-Term Notes, Series G

Euro Floating Rate Senior Registered Notes Due 2019

Issuer:	Morgan Stanley
Principal Amount:	€1,250,000,000
Maturity Date:	November 19, 2019
Trade Date:	November 12, 2014
Original Issue Date (Settlement):	November 19, 2014 (T+5)
Interest Accrual Date:	November 19, 2014
Issue Price (Price to Public):	99.851%
Agents’ Commission:	0.350%
All-in Price:	99.501%
Net Proceeds to Issuer:	€1,243,762,500
Base Rate:	EURIBOR
Spread (plus or minus):	Plus 0.70%
Index Maturity:	Three months
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each February 19, May 19, August 19 and November 19, commencing February 19, 2015
Initial Interest Rate:	The Base Rate plus 0.70%; to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding the Original Issue Date
Initial Interest Reset Date:	February 19, 2015
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Day Count Convention:	Actual/360
Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Euro (“€”)
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Business Days:	London, TARGET Settlement Day and New York
Listing:
Application will be made for listing on the Official List of the UK Listing Authority and for admission to trading on the London Stock Exchange’s Regulated Market after the original issue date.  No assurance can be given that such applications will be granted.

ISIN:	XS1139320151
Common Code:	113932015
Form:	Registered; issued under the New Safekeeping Structure (intended to be Eurosystem eligible)
Issuer Ratings:	Baa2 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Positive / Negative / Stable / Negative / Stable)
Agents:
Morgan Stanley & Co. International plc (“MSIP”), Mitsubishi UFJ Securities International plc (“MUFJ plc”) and such other agents as shall be named in the above-referenced pricing supplement.  MSIP and MUFJ plc are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through, in the case of MSIP, Morgan Stanley & Co. LLC

(“MS&Co.”) and, in the case of MUFJ plc, Mitsubishi UFJ Securities (USA) Inc. (“MUFJ Inc.”). MS&Co. is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFJ plc, holds an approximately 22% interest in Morgan Stanley. MS&Co. and MUFJ Inc. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS&Co. or any of our other affiliates and MUFJ Inc. or any of the other affiliates of MUFJ plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.
Selling Restrictions:
In addition to the selling restrictions beginning on page S-43 in the accompanying prospectus supplement dated November 21, 2011, the following selling restrictions also apply to the notes:
European Economic Area
None of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus is a prospectus for the purposes of the European Union’s Directive 2003/71 (and any amendments thereto) as implemented in member states of the European Economic Area (the “Prospectus Directive”).  This free writing prospectus, the accompanying prospectus supplement and the accompanying prospectus have been prepared on the basis that all offers of the notes described herein and therein made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of the notes.

United Kingdom
The communication of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus and any other documents or materials relating to the issue of the notes is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or within Article 49(2)(A) to (D) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom the notes are only available to, and any investment or investment activity to which this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus relates will be engaged in only with, relevant persons.  Any person in the United Kingdom that is not a relevant person should not act or rely on this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus or any of its or their contents.

Hong Kong
WARNING: The contents of this free writing prospectus, the accompanying prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong.  You are advised to exercise caution in relation to the offer.  If you are in any doubt about any of the contents of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.
None of the notes has been offered or sold or will be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance.  No person has issued or may issue or had or may have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the applicable securities law of Hong Kong) other than with respect to the notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance
Singapore
None of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus has been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore, as amended (the “SFA”), by the Monetary Authority of Singapore and the notes will be offered pursuant to exemptions under the SFA.  Accordingly, none of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”), or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable exemption or provision of the SFA.  Where notes are subscribed or purchased pursuant to an offer made in reliance on Section 275 by a Relevant Person which is:
(a)  a corporation (which is not an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or
(b)  a trust (where the trustee is not an Accredited Investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor, the securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:
(1)  to an Institutional Investor or to a Relevant Person, or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);
(2)  where no consideration is or will be given for the transfer;
(3)  where the transfer is by operation of law; or
(4)  pursuant to Section 276(7) of the SFA or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011